Stoecklein Law Group

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

September 7, 2011

Errol Sanderson

Financial Analyst

Securities and Exchange Commission
100 F. St. NE

Washington, D.C. 20549

Re:

Oraco Resources, Inc.

Form 8-K

Filed May 23, 2011

File No. 333-167607

Annual Report on Form 10-K/A for Fiscal Year Ended December 31, 2010

Filed March 7, 2011

File No. 333-167607

Dear Mr. Sanderson,

The Company intends to file its responses to your comment letter dated June 24, 2011 and amended 8-K by September 16, 2011.

Feel free to contact me if you have any questions.

Sincerely,

/S/Donald J. Stoecklein

Donald J. Stoecklein

cc: Oraco Resources, Inc.